SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b) (c), and (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                            (Amendment No.________)


                      Bottomline Technologies (de), Inc.
                             (Name of Issuer)


                              Common Stock
                      (Title of Class of Securities)



                              101388 10 6
                             (CUSIP Number)



                            February 12, 1999
         (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

_ Rule 13d-1(b)

X Rule 13d-1(c)

_ Rule 13d-1 (d)

1. NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
John H. Harland Company 58-0278260





2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) _
(b) _




3. SEC USE ONLY






4. CITIZENSHIP OR PLACE OF ORGANIZATION
State of Georgia




NUMBER OF	   5. SOLE VOTING POWER                        581,394
SHARES
BENEFICIALLY   6. SHARED VOTING POWER                            0
OWNED BY
EACH		   7. SOLE DISPOSITIVE POWER                   581,394
REPORTING
PERSON WITH	   8. SHARED DISPOSITIVE POWER                       0



9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   581,394 shares







10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES (See Instructions)							_





11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    5.9%





12. TYPE OF REPORTING PERSON (See Instructions)
    CO

Item 1(a).  Name of Issuer:
Bottomline Technologies (de), Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:
155 Fleet Street
Portsmouth, NH  03801

Item 2(a).  Name of Person Filing:
John H. Harland Company


Item 2(b).  Address of Principal Business Office or, if None, Residence:
2939 Miller Road, Decatur, Georgia  30348


Item 2(c).  Citizenship:
State of Georgia


Item 2(d).  Title of Class of Securities:
Common Stock


Item 2(e).  CUSIP Number:
101388 10 6


Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

(a)  _	Broker or dealer registered under Section 15 of the Exchange Act.
(b)  _	Bank as defined in Section 3(a) (6) of the Exchange Act.
(c)  _	Insurance company as defined in Section 3(a) (19) of the Exchange Act.
(d)  _	Investment company registered under Section 8 of the Investment
        Company Act.
(e)  _	An investment adviser in accordance with Rule 13-d-1(b) (1) (ii) (E);
(f)  _	An employee benefit plan or endowment fund in accordance with
        Rule 13d-1(b) (1) (ii) (F);
(g)  _	A parent holding company or control person in accordance with
        Rule 13d-1 (b) (1) (ii) (G).

(h)  _	A savings association as defined in Section 3(b) of the Federal Deposit
        Insurance Act;
(i)  _	A church plan that is excluded from the definition of an investment company
     _  under Section 3(c) (14) of the Investment Company Act;
(j)  _	Group, in accordance with Rule 13d-1(b) (1) (ii) (J).

If this statement is filed pursuant to Rule 13d-1 (c), check this box.    X
                                                                         --
Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned:                                581,394 shares

(b) Percent of class:                                              5.9%

(c)  Number of shares as to which such person has:
(i)  Sole power to vote or to direct the vote                  581,394
(ii) Shared power to vote or to direct the vote                      0
(iii)Sole power to dispose or to direct the disposition of     581,394
(iv) Shared power to dispose or to direct the disposition of         0

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d) (1).

Item 5.  Ownership of Five Percent or Less of a Class.
Inapplicable


Item 6. Ownership of More than Five Percent on Behalf of Another Person. Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired
        the Security Being Reported on by the Parent Holding Company.
Inapplicable


Item 8.  Identification and Classification of Members of the Group.
Inapplicable


Item 9.  Notice of Dissolution of Group.
Inapplicable


Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





January 26, 2000		               /s/John C. Walters
Date                                              John C. Walters
                                                  Vice President